SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos M. Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated April 12, 2021, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or “the Company”) (NYSE: IRS) announced today that it intends to submit an amended draft registration statement on Form F-3 to the U.S. Securities and Exchange Commission relating to a proposed offering to holders of record on April 16, 2021 of (i) Global Depositary Shares (“GDSs”) representing its common shares, of rights to subscribe for 0.1382465082 new GDSs for every GDS held of record, and (ii) its common shares, of rights to subscribe for 0.1382465082 new common shares for every common share held of record. In addition, the proposed offering contemplates that each GDS holder will receive, free of charge, for each new GDS that it purchases pursuant to the exercise of such rights, 10 warrants, and that each holder of common shares will receive, free of charge, for each new common share that it purchases pursuant to such rights, one warrant. Each warrant will entitle the holder thereof to purchase one additional common share. The Company will not issue fractional common shares or GDSs, pursuant to the rights offering or the exercise of the warrants, and entitlements to common shares or GDSs will be rounded down to the nearest whole common share or GDS, as the case may be.

The non-binding indicative subscription price for each new GDS or common share in the proposed offering is US$3.60 and US$0.36, respectively. The subscription period for the rights to acquire GDSs is expected to be from April 19, 2021 to May 3, 2021. The subscription period for the rights to acquire common shares is expected to be from April 19, 2021 to May 6, 2021. The definitive subscription price is expected to be published in the bulletin of the Buenos Aires Stock Exchange and released to PR Newswire on or about April 26, 2021. The new GDSs and warrants acquired pursuant to the rights offering made to GDS holders are expected to be issued and made available as soon as practicable after the new common shares are deposited with the GDS depositary’s custodian in Argentina. The new common shares and warrants acquired pursuant to the rights offering made to holders of common shares are expected to be issued and made available within five business days (in New York City and Buenos Aires, Argentina) following the expiration of the common shares subscription period, which is expected to occur on or about May 6, 2021.

The Company may terminate or cancel the proposed offering in its sole discretion at any time on or before the expiration of the common shares subscription period for any reason (including, without limitation, a change in the market price of the common shares or the GDSs). If the offering is terminated, all rights will expire without value and the Company will promptly arrange for the refund, without interest or deduction, of all funds received from holders of common share and GDS rights. Any termination or cancellation of the rights offering will be followed as promptly as practicable by an announcement. The Company may amend or modify the terms of the rights offering, and may extend the expiration date of the rights offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations of offers to buy, or any sales of securities will be made in accordance with the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). A registration statement relating to these securities is expected to be filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement is being issued in accordance with Rule 135 under the Securities Act.

Matters discussed in this press release contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties, including but not limited to the risk that the definitive subscription price may be higher than the non-binding indicative subscription price. In addition to the risks and factors identified above, reference is also made to other risks and factors detailed in reports filed by the Company with the Securities and Exchange Commission. The Company cautions that the foregoing factors are not exclusive. The Company undertakes no obligation to publicly update or revise any forward-looking statement in this or any prior forward-looking statements whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: April 12, 2021